Filed by Integrys Energy Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended
Subject Company: Integrys Energy Group, Inc.
Commission File No.: 1-11337

Integrys Energy Group, Inc. (“Integrys”) distributed the following communication to field employees and labor unions regarding the proposed acquisition of Integrys by Wisconsin Energy Corporation:

WISCONSIN ENERGY CORPORATION TO ACQUIRE INTEGRYS ENERGY GROUP CREATING A LEADING MIDWEST ELECTRIC AND GAS UTILITY TRANSACTION OVERVIEW  RATIONALE  Brings together two well-regarded utility operators who can combine their operational expertise to deliver even higher levels of customer service COMPANY FACTS  Will be named WEC Energy Group, Inc. 4.3 million metered customers and operate nearly 71,000 miles of electric distribution lines and more than 44,000 miles of gas transmission and distribution lines Operate 7 top-performing regulated electric and natural gas utilities across Wisconsin, Illinois, Michigan and Minnesota Becomes the 8th largest natural gas distribution company in the U.S. MANAGEMENT  Gale Klappa will serve as Chairman and CEO HEADQUARTERS  Corporate headquarters in metropolitan Milwaukee  Operating headquarters in Chicago, Green Bay and Milwaukee COMPLETION Summer of 2015, pending normal shareholder and regulatory approvals WHAT THIS MEANS FOR YOU  All existing labor agreements will be honored Combination is about long-term growth and building on the successful operations of both companies There will be little change in the way our field and energy delivery teams carry out their jobs; we need to stay focused on safety, reliability and customer service Integrys’ operating utilities will continue to operate under the same brands Our operating headquarters will be in Chicago, Green Bay and Milwaukee SIGNIFICANT BENEFITS FOR OUR CUSTOMERS AND THE COMMUNITIES WE SERVE  Joining forces with Wisconsin Energy provides a unique opportunity to take our successful operations and energy delivery programs to the next level Combined company is committed to investing in Integrys’ territories, including our plan to spend up to $3.5 billion on infrastructure and operational initiatives Opportunities to share best practices around safety, outage response, energy efficiency and call centers across a larger organization to deliver even better service to our customers We will maintain our historic levels of community involvement and charitable contributions WHO IS WISCONSIN ENERGY?  Wisconsin Energy is Wisconsin’s largest electric and gas distribution company Like Integrys, Wisconsin Energy is committed to delivering safe, reliable service and investing in employees and its local communities A strong operator: Wisconsin Energy is consistently ranked as one of the best companies in the nation for reliability and customer satisfaction NEXT STEPS  Transaction announcement is the first step in the process; the combination is not expected to be finalized until summer of 2015 Until the transaction closes, Integrys and Wisconsin Energy will operate as separate companies, meaning it remains business as usual for us Remain focused on what you do each and every day to deliver the high levels of reliability and service that have made us successful More information is available on PowerNet

ADDITIONAL INFORMATION AND WHERE TO FIND IT  The proposed merger transaction involving Wisconsin Energy and Integrys will be submitted to the respective shareholders of Wisconsin Energy and Integrys for their consideration. In connection with the proposed merger transaction, Wisconsin Energy will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus for the shareholders of Wisconsin Energy and Integrys to be filed with the Securities and Exchange Commission (the “SEC”), and each of Wisconsin Energy and Integrys will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed merger transaction with the SEC. Integrys urges investors and shareholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information. Investors and security holders will be able to receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Wisconsin Energy at Corporate Secretary, 231 W. Michigan St., P.O. Box 1331, Milwaukee, WI 53201, or from Integrys at Integrys Energy Group, Inc., Investor Relations, 200 East Randolph Street, 23rd Floor, Chicago, IL 60601. FORWARD-LOOKING STATEMENTS  This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Integrys and the combined businesses of Integrys and Wisconsin Energy and certain plans and objectives of Integrys with respect thereto, including the expected benefits of the proposed merger transaction. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed merger transaction; the possibility that the expected synergies and value creation from the proposed merger transaction will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the proposed merger transaction making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters; the possibility that the proposed merger transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions; and the risk that financing for the proposed merger transaction may not be available on favorable terms. These forward-looking statements are based on numerous assumptions and assessments made by Integrys in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication. Integrys does not assume any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties at Integrys can be found in Integrys’ Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and in its reports filed on Form 10-Q and Form 8-K. PARTICIPANTS IN SOLICITATION  This communication is not a solicitation of a proxy from any investor or shareholder. Wisconsin Energy, Integrys and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective shareholders of Wisconsin Energy and Integrys in favor of the proposed merger transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Wisconsin Energy and Integrys in connection with the proposed merger transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Wisconsin Energy’s executive officers and directors in its definitive proxy statement for its 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 21, 2014. You can find more information about Integrys’ executive officers and directors in its definitive proxy statement for its 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 27, 2014. You can obtain free copies of these documents from Wisconsin Energy and Integrys using the contact information above. NON-SOLICITATION  This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.